                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 14)


                           TRANSATLANTIC HOLDINGS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  893521 10 4
                   -----------------------------------------
                                 (CUSIP Number)

                             KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                        AMERICAN INTERNATIONAL GROUP, INC.
            70 PINE STREET, NEW YORK, NEW YORK 10270  (212) 770-5123
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               DECEMBER 10, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                      PAGE 2 of 6 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN INTERNATIONAL GROUP, INC.
        IRS NO. 13-2592361

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF DELAWARE


                          7   SOLE VOTING POWER
    NUMBER OF                    8,868,168
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                     20,611,620
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                       8,868,168
                          10  SHARED DISPOSITIVE POWER

                                 20,611,620
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 20,611,620

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      59.4

14   TYPE OF REPORTING PERSON
        HC, CO

                                  SCHEDULE 13D

CUSIP No. 893521  10  4                                       PAGE 3 of 6 PAGES


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AMERICAN HOME ASSURANCE COMPANY
        IRS ID# 13-5124990

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) / /
                                                                        (B) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS
        WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or (e)
                                                                            / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

        INCORPORATED IN THE STATE OF NEW YORK


                          7   SOLE VOTING POWER
    NUMBER OF
     SHARES
  BENEFICIALLY            8   SHARED VOTING POWER
    OWNED BY                    11,743,452
      EACH
   REPORTING              9   SOLE DISPOSITIVE POWER
     PERSON
      WITH
                          10  SHARED DISPOSITIVE POWER
                                11,743,452

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                11,743,452

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.8

14   TYPE OF REPORTING PERSON
        IC, CO

ITEM 1.  Security and Issuer.

     This Statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Transatlantic Holdings, Inc., a Delaware corporation ("Company"). This Statement amends and supplements Items 1, 3 and 5 of the Statement on Schedule 13D dated August 13, 1991, Amendment No. 1 to such
Schedule 13D dated November 3, 1993, Amendment No. 2 to such Schedule 13D dated March 4, 1994, Amendment No. 3 to such Schedule 13D dated March 31, 1994, Amendment No. 4 to such Schedule 13D dated November 21, 1995, Amendment No. 5 to such Schedule 13D dated July 9, 1998, Amendment No. 6 to such Schedule 13D dated August 7, 1998, Amendment No. 7 to such Schedule 13D dated September 11, 1998, Amendment No. 8 to such Schedule 13D dated January 19, 1999, Amendment No. 9 to such Schedule 13D dated March 4, 1999, Amendment No. 10 to such Schedule 13D dated March 11, 1999, Amendment No. 11 to such Schedule 13D dated April 19, 1999, Amendment No. 12 to such Schedule 13D dated July 26, 1999 and Amendment No. 13 to such Schedule 13D dated September 10, 1999 (hereinafter collectively referred to as the "Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly owned subsidiary, American Home Assurance Company, a New York corporation ("AHAC"). The principal executive offices of the Company are located at 80 Pine Street, New York, New York 10005.

     Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms as in the Schedule 13D.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         During the period from September 13, 1999 through December 10, 1999, AIG purchased 354,700 additional shares of Common Stock at prices ranging from $69.1250 to $75.7500 per share. AIG used its available working capital to purchase the shares of Common Stock.

ITEM 5.  Interest in Securities of Issuer.

         (a) and (b). The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages to this Amendment No. 14 to Schedule 13D and is based upon the number of shares of Common Stock outstanding on September 30, 1999 (34,715,549), as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

         (c). Since the filing of Amendment No. 13 to Schedule 13D dated September 10, 1999, AIG has acquired 354,700 shares of Common Stock as follows:


         Date          Number of Shares Purchased          Price Per Share
         ----          --------------------------          ---------------
          09/13/99              2,400                       72.6875
             "                  2,600                       72.7500
          09/15/99              1,000                       71.4375
             "                    200                       71.5000
             "                  8,800                       71.9375
             "                  3,100                       71.8750
          09/16/99              3,400                       71.8750
             "                  1,200                       71.8125
             "                  2,800                       71.7500
          09/17/99              3,000                       72.0000
             "                    200                       71.9375
          09/20/99              2,000                       72.3125
             "                  6,800                       72.3750
          09/21/99              8,000                       72.3750
             "                  2,000                       72.3125
             "                  1,300                       72.2500
          09/22/99             12,300                       72.3750
             "                    400                       72.3125
          09/23/99              1,800                       72.3750
             "                  1,600                       72.3125
          09/24/99              5,000                       71.4375
             "                  2,300                       72.3125
             "                  1,700                       72.2500
             "                 11,000                       72.1875
          09/27/99              3,300                       71.6250
          09/28/99              5,500                       71.5625
             "                    100                       71.5000
             "                    200                       71.4375
             "                  1,400                       71.3750
             "                    300                       71.3125
             "                  4,000                       71.2500
             "                  1,400                       71.1875
             "                    900                       71.1250
             "                  2,100                       71.0625
             "                  2,000                       70.9375
          09/29/99              5,000                       70.7500
             "                  4,000                       70.5625
             "                  1,000                       70.3750
          09/30/99              8,400                       70.5625
             "                    200                       70.6250

                              Page 4 of 6 Pages

         Date          Number of Shares Purchased          Price Per Share
         ----          --------------------------          ---------------
          10/01/99              5,000                       70.2500
             "                  2,100                       70.1250
             "                  1,000                       70.0000
             "                    900                       69.8750
             "                  1,000                       69.7500
             "                  6,600                       69.3750
             "                    400                       69.3125
             "                  1,000                       69.2500
             "                  1,000                       69.1875
             "                  1,000                       69.1250
          10/04/99                400                       69.3750
          10/05/99              1,000                       70.5000
             "                    800                       70.5625
             "                  2,500                       70.6250
             "                 10,700                       70.7500
          10/08/99              4,000                       71.0000
          10/11/99              2,600                       71.0625
             "                  6,000                       71.1250
          10/12/99             10,000                       71.0000
             "                 10,000                       71.0625
          10/13/99             15,000                       71.0000
          10/14/99              3,600                       70.5625
             "                  1,400                       70.6250
             "                  2,000                       69.6875
             "                    300                       69.8750
          10/15/99              9,000                       69.9375
             "                    700                       69.8750
          10/18/99                500                       71.0625
             "                    500                       71.1250
          10/19/99              1,200                       70.1250
          10/20/99              2,600                       71.0625
          10/21/99                300                       71.1250
             "                    900                       71.1875
          10/22/99              5,000                       71.2500
             "                  1,400                       71.3750
          11/03/99              2,500                       74.9375
          11/10/99              3,000                       74.8750
             "                    300                       74.9375
          11/11/99              3,300                       74.9375
             "                  2,900                       74.8750
          11/12/99             20,000                       74.8750
             "                 20,000                       74.8125
          11/19/99              6,000                       74.9375
             "                  4,900                       74.8750
             "                  4,100                       74.8125
          11/22/99              8,700                       74.8750
             "                  1,300                       74.8125
             "                  7,100                       74.6875
             "                  2,900                       74.6250
          11/23/99              1,000                       74.7500
             "                  2,000                       74.6875
             "                  6,100                       74.5625
             "                  7,600                       74.5625
          12/10/99              5,000                       74.9375
             "                  5,000                       74.8750
             "                 10,000                       75.7500

The above purchases were made in Open Market Purchases. AIG, AHAC, SICO and Starr and, to the best of AIG's and AHAC's knowledge, the Covered Persons, have not engaged in any transactions in Common Stock within the past 60 days other than those transactions described above.



                               Page 5 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 10, 1999


                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ KATHLEEN E. SHANNON
                                                -------------------------------
                                                Kathleen E. Shannon
                                                Vice President and Secretary


                                            AMERICAN HOME ASSURANCE COMPANY


                                            By: /s/ EDWARD E. MATTHEWS
                                                -------------------------------
                                                Edward E. Matthews
                                                Senior Vice President


                               Page 6 of 6 Pages